SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

1Life Healthcare, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

68269G107

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Temasek Holdings (Private) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 101,288(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,288(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

(1)	See Item 4.
(2)

Based on 204,350,373 shares of the Issuer’s (as defined herein) common stock outstanding as of October 17, 2022, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on November 2, 2022.

Item 1(a).	Name of Issuer:

1Life Healthcare, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

One Embarcadero Center, Suite 1900, San Francisco, CA 94111

Item 2(a).	Name of Person Filing:

Temasek Holdings (Private) Limited (“Temasek”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

60B Orchard Road

#06-18 Tower 2

The Atrium@Orchard

Singapore 238891.

Item 2(c).	Citizenship:

Republic of Singapore

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value.

Item 2(e).	CUSIP Number:

68269G107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of December 31, 2022, 101,288 shares of the Issuer’s common stock (the “Escrow Shares”) are deposited into an escrow account for the benefit of Aquarius Healthcare Investments Pte. Ltd. (“AHI”), pursuant to an agreement and plan of merger among the Issuer, Iora Health, Inc., and certain other parties named therein, dated as of June 6, 2021, (together with other shares constituting the Escrow Fund as defined in such merger agreement) for the purpose of satisfying any post-closing purchase price adjustments and indemnification claims under such merger agreement. While the Escrow Shares are in the escrow account, AHI has the power to vote, but not dispose of, the Escrow Shares.

Aquarius Healthcare Investments Pte. Ltd. (“AHI”) is a wholly-owned indirect subsidiary of Sheares Healthcare Group Pte. Ltd. (“Sheares”). In turn, Sheares is a wholly-owned indirect subsidiary of Temasek. Temasek may be deemed to beneficially own the 101,288 Escrow Shares directly owned by its indirect wholly-owned subsidiary.

(b)	Percent of class:

As of December 31, 2022: 0.0%

The percentage above is based on 204,350,373 shares of the Issuer’s common stock outstanding as of October 17, 2022, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Commission on November 2, 2022.

(c)	Number of shares as to which the person has:

With respect to the shared power to vote, or to direct the vote, and to dispose, or to direct the disposition of, the shares of the Issuer’s voting common stock, please see Item 4(a) above regarding qualifications as to beneficial ownership.

(i)	Sole power to vote or to direct the vote:

0.

(ii)	Shared power to vote or to direct the vote:

101,288.

(iii)	Sole power to dispose or to direct the disposition of:

0.

(iv)	Shared power to dispose or to direct the disposition of:

0.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2023	TEMASEK HOLDINGS (PRIVATE) LIMITED

	By:	/s/ Jason Norman Lee
		Name	:	Jason Norman Lee
		Title	:	Authorized Signatory